                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K





               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818


         BANCO POPULAR DE PUERTO RICO EMPLOYEES' STOCK PLAN (PUERTO RICO)

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)





                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 30, 1999 AND 1998



                                                                         PAGE

Financial Statements:

Report of Independent Accountants .................................        1

Statements of Net Assets Available for
 Benefits as of December 30, 1999 and 1998 ........................        2

Statement of Changes in Net Assets
 Available for Benefits for the period ended December 30, 1999 ....        3

Notes to Financial Statements .....................................      4-8

Supplemental Schedule:*

Exhibit I - Schedule of Assets Held
 for Investment Purposes as of December 30, 1999 ..................        9

Signature..........................................................       10

Consent of Independent Accountants.................................       11



* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


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[PRICEWATERHOUSECOOPERS LOGO]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      PO Box 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754 9090



                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Banco Popular de Puerto Rico
Employees' Stock Plan (Puerto Rico)


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Banco Popular de Puerto Rico Employees' Stock Plan (Puerto Rico) (the "Plan") at December 30, 1999 and 1998, and the changes in net assets available for benefits for the period ended December 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 30, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PRICEWATERHOUSECOOPERS LLP

June 5, 2000

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1644754 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 30, 1999 AND 1998





                                                           1999             1998

                                     ASSETS

    Investments at fair value -
     Popular, Inc. common stock, 1,259,568 and
      1,074,141 shares, respectively                   $ 32,984,937     $ 35,715,216
    Contribution receivable                                 177,195          178,639
    Profit sharing receivable                             2,658,362        2,360,767
    Dividend receivable and other                           199,692          151,673
                                                       ------------     ------------

           Total assets                                  36,020,186       38,406,295
                                                       ------------     ------------

                                   LIABILITIES

 Accounts payable                                      $     24,195     $     33,013
 Stock purchased payable                                    176,758          175,634
                                                       ------------     ------------

           Total liabilities                                200,953          208,647
                                                       ------------     ------------

Net assets available for benefits                      $ 35,819,233     $ 38,197,648
                                                       ------------     ------------



   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR OF PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD ENDED DECEMBER 30, 1999




Additions (deductions) to net assets attributed to:
  Investment loss:
    Net depreciation in fair value of investments         $ (8,671,152)
    Interest                                                     4,532
    Dividends                                                  719,431
                                                          ------------

      Total investment loss                                 (7,947,189)
                                                          ------------

Contributions:
  Employer                                                   3,616,654
  Participants                                               3,514,428
  Rollovers from other qualified plans                          39,431
                                                          ------------

      Total contributions                                    7,170,513
                                                          ------------

      Total additions                                         (776,676)
                                                          ------------

Deductions from net assets attributed to:
  Benefits paid to participants and withdrawals              1,601,739
                                                          ------------


Net decrease                                                (2,378,415)

Net assets available for benefits:
  Beginning of year                                         38,197,648
                                                          ------------

  End of year                                             $ 35,819,233
                                                          ------------



   The accompanying notes are an integral part of these financial statements.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


1.       DESCRIPTION OF PLAN

         The following description of the Banco Popular de Puerto Rico Employees' Stock Plan (Puerto Rico) (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of its provisions.

         General

         The Plan is a defined contribution plan created for the purpose of providing employees with a tax favored approach for saving money for retirement. In addition, the Plan provides the participants with the ability to share in the Bank's (the "Bank") future through the purchase of Popular, Inc. (holding company of the Bank) common stock. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA"). The Plan covers substantially all employees of the Bank who have one year of service (work at least 1,000 hours), are age eighteen or older, and are residents of the Commonwealth of Puerto Rico. During 1998, the employees of the Mortgage Division of Banco Popular de Puerto Rico were transferred to Popular Mortgage, Inc. ("Popular Mortgage"). The assets related to those employees were rolled from the Plan to the Popular Mortgage Plan. The total rollover amount was approximately $390,000.

         Contributions

         Plan participants may authorize the Bank to make payroll deductions under the Plan up to 10% of their monthly compensation before overtime, commissions, bonuses and any other special compensation. At no time may a participant's contribution exceed the lesser of 10% of compensation, as defined, or $8,000. The Bank makes two types of contributions: a) based on the Bank's profitability and b) a matching contribution for those who elect to contribute to the Plan. The Bank's matching contribution equals 50 cents for each dollar of a participant's contribution on the first 2% of participant's compensation.

         Participants' Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Bank's matching and profit sharing contribution, and (b) Plan earnings. Allocations are based on the proportion that each participant's compensation during the Plan year bears to the total compensation during such Plan year or account balances, as defined. Any dividends that are paid by Popular, Inc. shares are reinvested in additional shares. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


         Vesting

         Participants are immediately vested in the shares of Popular, Inc. stock purchased with their voluntary contributions, including additional shares purchased from dividends paid on shares originally purchased with participants contributions. The Bank's contributions vest in accordance with the following vesting schedule:


                   YEARS OF SERVICE               VESTING %

                     Less than 3                      0
                      At least 3                     20
                      At least 4                     40
                      At least 5                     60
                      At least 6                     80
                       7 or more                    100

         Payment of Benefits

         Participants receive the vested portion of their individual accounts when employment with the Bank ends. No withdrawals are permitted prior to that time. On termination of service due to disability or retirement, a participant may elect to receive an amount equal to the value of the vested interest in his or her account as a lump sum distribution in cash, shares of Popular, Inc. common stock, or a combination of both. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         Effective on June 1, 1997, an amendment was made to the Puerto Rico Internal Revenue Code Section 1165 (b) which requires that a 20% tax be withheld from termination payments in excess of after-tax participant contribution, if any.

         Investment

         The Plan invests exclusively in Popular, Inc. common stock.

         Plan Expenses and Administration

         The Bank is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Contributions are held and managed by a trustee appointed by the Board of Directors of the Bank. All expenses of the Plan are borne by the Bank.

         Forfeited Accounts

         Forfeited balances of terminated participants' nonvested accounts are used to reduce future Bank contributions after a five (5) year severance period. During the severance period, if the terminated participant is reemployed by the Bank, the current value of such forfeited amounts shall be restored to the participant's account. At December 30, 1999, no forfeitures have occurred due to the fact that

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


         the plan has been in place for less than five (5) years and thus the severance period for terminated participants has not lapsed.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The Plan's financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         Plan investments are presented at fair value. Popular, Inc. common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on the trade date basis, dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Bank matching contributions are recorded in the Plan year in which the Bank makes the payroll deductions.

         Transfer of Assets to Another Plans

         Bank employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Treasury Department or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998


3.       PROFIT SHARING CONTRIBUTION RECEIVABLE

         The Board of Directors of the Bank approved a profit sharing contribution of $2,658,362 and $2,360,767 based on 1999 and 1998 Bank earnings, respectively. These amounts are recorded in the accompanying financial statements as a receivable as of December 30, 1999 and 1998, respectively, and were subsequently collected in January 2000 and January 1999, respectively.

4.       TAX STATUS

         The Plan obtained a favorable determination letter from the Puerto Rico Department of Treasury. The letter indicated that the Plan is designed in accordance with the applicable income tax law and is, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirement of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


                                                                           1999             1998

         Net assets available for benefits:

         Net assets available for benefits per the
            financial statements                                       $ 35,819,233     $ 38,197,648

         Amounts allocated to withdrawing participants                           --          (40,188)
                                                                       ------------     ------------

         Net assets available for benefits per the Form 5500           $ 35,819,233     $ 38,157,460
                                                                       ============     ============

         Benefits paid to participants:

         Benefits paid to participants per the financial statements    $  1,601,739     $  1,346,715

         Amounts allocated to withdrawing participants
            at December 30, 1998                                                --            40,188
                                                                       ------------     ------------

         Benefits paid to participants per the Form 5500               $  1,601,739     $  1,386,903
                                                                       ============     ============

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 1999 AND 1998

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30 but not yet paid as of that date, whereas for financial statement purposes these amounts are not recognized until disbursed.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I

BANCO POPULAR DE PUERTO RICO
EMPLOYEES' STOCK PLAN (PUERTO RICO)
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FORM 5500
DECEMBER 30, 1999


                             DESCRIPTION OF                    CURRENT
       IDENTITY OF ISSUE       INVESTMENT       SHARES          VALUE

         Popular, Inc.*       Common stock     1,259,568    $ 32,984,937





         *Party in-interest

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                             BANCO POPULAR DE PUERTO RICO
                                         EMPLOYEES' STOCK PLAN (PUERTO RICO)
                                                   (Name of Plan)



                                    By:      /s/ Maria Isabel Burckhart
                                             -----------------------------------
                                                Maria Isabel Burckhart
                                                Authorized Representative



                                    By:      /s/ Jorge A. Junquera
                                             -----------------------------------
                                                Jorge A. Junquera
                                                Authorized Representative
                                                in the United States



Date: June 27, 2000


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